UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

( Address of principal executive offices )

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒            Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934.]

Yes ☐            No ☒

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By	/s/ JUNICHIRO OTSUDA
Junichiro Otsuda
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of Cal First Properties, Inc.

Tokyo, October 30, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of MUFG, has decided to liquidate Cal First Properties, Inc. Cal First Properties, Inc. is a subsidiary of BTMU’s subsidiary, UnionBanCal Corporation (UNBC).

1.	Outline of Cal First Properties, Inc.

(1) Address:	San Francisco, CA, USA

(2) President & CEO:	Stephen G. Ward

(3) Capital:	US dollars 1 thousand

(4) Business:	Real-Estate Management

2.	Reason for liquidation

Cal First Properties, Inc. holds title to sixteen properties in California. Due to upcoming transfer of these properties to Union Bank of California, N.A., a subsidiary of UNBC, it has been decided to liquidate Cal First Properties, Inc.

3.	Timing of Liquidation

Liquidation is expected to be completed by the end of March 2007.

4.	Impact on MUFG’s business forecast

This event is not expected to have any material effect on MUFG’s previously announced business forecast for the current fiscal year.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651